FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2002


                         Brazilian Distribution Company
                         ------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                     ------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes    No X
                                      ---   ---

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 1 of 13
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                    CBD announced third quarter 2002 results

Sao Paulo, Brazil, October 29th, 2002 - Companhia Brasileira de Distribuicao
(CBD) - (BOVESPA: PCAR4; NYSE: CBD), today announced 3rd quarter 2002 results. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method, and the comparisons refer to the third quarter of 2001.


o Net sales grew 25.3% in the 3rd quarter, accumulating a growth of 14.6% in the first 9 months;

o    Same stores sales grew 5.2% in the quarter;

o Record gross margin of 29.0% in the quarter, accumulating 28.5% in the first 9 months;

o EBITDA margin, excluding non recurring expenses, was 8.7% in the quarter, accumulating 8.4% in the first 9 months of 2002;

o Net income of R$ 36.2 million in the quarter or of R$ 63.7 million excluding the non-recurring extraordinary expenses originated in the acquisition of the Se Supermercados chain;

o Gains in the working capital management: inventory turnover of 37.5 days and average payment terms with suppliers of 42.7 days, against 39.6 and
     38.0 days, respectively, in the same period of 2001;

o    Anticipation of some investments scheduled for 2003

[PAO DE ACUCAR LOGO] [BARATEIRO LOGO] [EXTRA HIPERMERCASOS LOGO]  [ELETRO LOGO]


COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) operates 499 stores in 12 Brazilian states. CBD works with four formats: supermarkets (divisions Pao de Acucar and Barateiro), hypermarkets (Extra) and electronic products/home appliances stores (Eletro). CBD also operates stores under the flags Se and Comprebem.

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
[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 2 of 13
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Comments on Sales Performance


Gross sales                        In the 3rd quarter of 2002, gross sales of
reached R$ 2.7                     Companhia Brasileira de Distribuicao totaled
billion in the 3rd                 R$ 2,724.2 million and net sales R$ 2,307.5
quarter                            million, representing a growth of,
                                   respectively, 25.1% and 25.3% in comparison to the same period of last year.

                                   In the first 9 months of the year, the
                                   Company registered gross sales of R$ 7,749.9 million and net sales of R$ 6,564.7 million, representing growth rates of 14.3% and 14.6%, respectively.

                                   Annualizing the sales of the stores acquired from the chains Se Supermercados and Comprebem, i.e., considering these stores' sales since the beginning of the year, the growth rates would have been 21.9% for the gross sales and 22.1% for the net sales in the first nine months of 2002.

Same stores sales                  Even with the turmoil verified in the
grew 5.2%                          political and economic scenario and the
                                   resulting downturn in the consumers'
                                   confidence level, CBD registered a same store sales growth of 5.2% in the 3rd quarter, accumulating 2.2% in the year.

                                   In the quarter, same stores sales of food products increased 4.7%, while non-food products registered an increase of 8.0%. In the year, these accumulated performances were of 3.0% and -0.3%, respectively.

                                   All the Divisions presented positive
                                   performance in the quarter and we highlight the two-digit growth registered by the Barateiro Division, the excellent performance of the Extra hypermarkets and the success of the anniversary of the Pao de Acucar Division in August.


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
[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 3 of 13
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Net Sales Evolution per Division - Consolidated*
Variation 2002/2001 (%)

                        Same stores             Total stores
                      ---------------         ----------------

Jun/01                     -2.5%                     4.0%
Jul/01                     -9.9%                    -6.7%
Aug/01                     -5.8%                    -4.8%
Sep/01                     -4.9%                    -3.0%
Oct/01                     -6.6%                    -3.6%
Nov/01                     -3.5%                     2.8%
Dec/01                     -2.8%                     4.1%
Jan/02                     -1.4%                     5.9%
Feb/02                     -2.8%                     4.8%
Mar/02                      7.1%                    15.7%
Apr/02                     -7.8%                     1.5%
May/02                      7.2%                    17.3%
Jun/02                      3.3%                    12.8%
Jul/02                      5.3%                    24.8%
Aug/02                      7.7%                    28.6%
Sep/02                      2.6*%                   22.6%


* Same stores sales figures include only stores which have been operating for at least 12 months.
Note: If deflated by IPCA, all store sales registered a performance of 16.4% (25.3% in nominal terms) and same stores sales registered a performance of -2.2% (5.2% in nominal terms) in the 3rd quarter of 2002.










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
[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 4 of 13
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Comments on the Results


Gross margin                       CBD's gross profit increased 26.7% in the
of 29.0% in the                    quarter, reaching R$ 668.9 million, which
quarter                            represented a gross margin of 29.0%, above
                                   the 28.7% registered in the same period of the previous year. In the first nine months of 2002, the gross profit increased 17.2%, reaching the amount of R$ 1,868.7 million and a margin of 28.5% (27.8% in the same period of 2001).


                                   This margin increase was due to efficiency gains, from which we can highlight the shrinkage reduction, from 1.6% to 1.3%; to an improvement in category management; and to better negotiations with our suppliers, reflecting scale gains obtained in the last few years and the restructuring of CBD's commercial area in 2001.

                                   In the quarter, the operating expenses
                                   increased 25.9%, totaling R$ 477.5 million or 20.7% of the net sales (20.6% in the 3rd quarter of 2001). In the first 9 months, the operating expenses added R$ 1,328.0 million, equivalent to 20.2% of the net sales in the period.

Non-recurring                      We note that the third quarter was marked by
expenses of R$ 8.7                 the integration of the Se Supermercados chain
million                            (acquired on June 30, 2002), which generated
                                   extraordinary expenses in the amount of R$
                                   8.7 million. These non-recurring items arose mainly from the recognition of pre-operating expenses previously deferred by Se, severance payments and from the termination of technology and consulting contracts of the acquired chain.

                                   If we exclude the extraordinary expenses, the total operating expenses grew 23.6% in the quarter and 15.1% in the first nine months, respectively 20.3% and 20.1% of the net sales.

EBITDA margin,                     The third quarter EBITDA amounted to R$ 191.4
without                            million, representing a growth of 28.7% and a
extraordinary                      8.3% margin. In the first 9 months, the
expenses, reached                  EBITDA reached R$ 540.7 million, which
8.7%                               represented a growth of 20.4% and a 8.2%
                                   margin. If we do not consider the
                                   non-recurring expenses with Se, CBD's EBITDA registered a growth of 34.5% in the quarter and 20.5% in the first nine months, with margins of 8.7% and 8.4%, respectively.

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
[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 5 of 13
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                                   In the third quarter of the year, the
                                   financial income amounted to R$ 132.4
                                   million, growing 26.6%, mainly due to a cash
                                   position, superior to that of the same period
                                   of 2001. The financial expenses of the
                                   quarter totaled R$ 170.4 million, above the
CBD does not have                  R$ 113.1 million registered in the 3rd
exposure to                        quarter of 2001, due to the increase in the
currency variations                cost of short-term loan funding, assumption
                                   of debts of Se at the end of the 2nd quarter to the amount of R$ 124.4 million, as well as to non-recurring expenses of R$ 18.8 million which originated from the Se's financial cleansing.

                                   It is worth mentioning that CBD does not have exposure to the effects of the currency variations, as since 1999 the Company has had a rule of adopting swap mechanisms for CDI (Interbank rate) in its debt in foreign currency. The expense with currency variation, of R$ 4.5 million in the quarter and of R$ 13.4 million in the first nine months, refers to the amortization of part of the currency loss deferred in the 1st quarter of 1999.

                                   The financial result was negative in R$ 42.5 million in the quarter and in R$ 60.2 million in the 9 months, against, respectively, R$
                                   13.0 million and R$ 30.3 million in the same periods of 2001.

Net Income of R$ 142.6             The net income of the quarter was R$ 36.2
million in the                     million, 13.5% below the result calculated
year (accumulated)                 for the same period of 2001. Excluding the
                                   extraordinary expenses with Se, CBD's net profit was of R$ 63.7 million, representing a growth of 52.2% compared to the 3rd quarter of 2001.

                                   In the first 9 months, CBD's net income
                                   reached R$ 142.6 million (R$ 135 million in the same period of 2001), or R$ 170.1 million excluding the extraordinary items (growth of 26.0% over the first nine months of 2001).

Improvements in                    Again, CBD presented improvements in the
the working capital                management of the working capital, reflecting
management                         the ripening of the investments made in the
                                   distribution's centralization and the
                                   positive effects of the organizational
                                   restructuring which occurred in the Company in 2001, through which the Commercial Area focused more on the negotiations with suppliers and with CBD's Business Units being responsible by the category management.

                                   Inventory turnover of the quarter was 37.5 days and average payment terms with suppliers reached 42.7 days, against 39.6 and 38.0 days, respectively, in the same period of 2001.

--------------------------------------------------------------------------------

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 6 of 13
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The investments                    In the 3rd quarter of 2002, the investments
totaled                            made by CBD, excluding acquisitions, totaled
R$ 158.3 million in                R$ 158.3 million, against R$ 138.9 million
the 3rd quarter                    in the same period of 2001. In the first nine
                                   months of 2002, the investments accumulated
                                   R$ 467.1 million (R$ 369.3 million in the same period of 2001). It is worth mentioning that the Company anticipated some investments scheduled for 2003, directed mainly to store remodeling, technology, acquisition of land and distribution.

                                   The main highlights of the quarter were:

                                   (i) the opening of 2 new Extra stores (1 in Brasilia and the other in Goiania) and 1 Pao de Acucar store in Curitiba;

                                   (ii)  the construction of 2 hypermarkets
                                         Extra (Jaguare and Freguesia do O) that
                                         are due be opened in the beginning of
                                         December and of 7 supermarkets (6
                                         Barateiro and 1 Pao de Acucar);

                                   (iii) the remodeling of 13 stores of the Pao
                                         de Acucar Division (including the full
                                         reconstruction of the first Pao de
                                         Acucar store, in Sao Paulo, reopened on
                                         October 15); 18 Barateiro stores and 4
                                         Extra stores;

                                   (iv)  integration and refurbishment of the
                                         stores acquired from Se chain and of
                                         the stores reintegrated from Comprebem
                                         chain;

                                   (v)   the acquisition of strategic plots of
                                         land;

                                   (vi)  the opening of a new distribution
                                         center in Recife;

                                   (vii) Investments in information technology,
                                         database and software.


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

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 7 of 13
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Extension of the Debt Profile - Issue of Non-Convertible Debentures

The Companhia Brasileira de Distribuicao informs its investors, shareholders and to the general public that, in the Special Shareholder's Meeting of the Company, that occurred on October 4, 2002, it was decided to carry out the 5th issue of debentures of the Company, in the amount of up to R$ 600.0 million and with an undetermined number of series.

The 1st series of the 5th Issue will be comprised off up to 50,000 debentures, non-convertible to shares of the Company, without guarantees or preferences, with nominal amount of R$ 10.0 thousand and duration of 60 months from the issue date onwards, October 1, 2002. The remuneration will be made based on the average rate of the Interbank Deposits (DI) of one day, "over extra group", expressed in the form percentage per year, basis 252 days, calculated and published by the Central de Custodia and Liquidacao Financeira de Titulos - CETIP [Clearing House for the Custody and Financial Settlement of Securities], plus spread of 1.45% per year, basis 252 days. The Debentures of the 1st Series will be priced again in the 24th month after the Issue Date.

The Debentures of the 1st Series will be publicly distributed and the payment for the subscription in the debentures will be in cash, in domestic currency, paid at the subscription, by its nominal unitary amount plus the due remuneration, calculated pro rata temporis from the Issue Date until the date of its effective payment.

The funds obtained by means of the 5th Issue of Debentures will be used to replace the credit lines, extending the debt profile of the Company, not representing additional indebtedness.

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

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 8 of 13
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Stores by Division


           --------------------------------------------------------------------------         -----------------------
            Pao de                                         Se and                             Sales area    N. of
            Acucar    Extra        Eletro     Barateiro   Comprebem*    CBD                       (m2)     Employees
-------------------------------------------------------------------------------------         -----------------------

03/31/01    185         53          64          111                     413                     811,696     49,350
Open        1           -           -           3                       4
Closed      (2)         -           -                                   (2)
Converted   -           -           -           -                       -
06/30/01    184         53          64          114                     415                     808,161     48,035
Open        1           1           1           2                       5
Closed      (2)         -           (3)         (2)                     (7)
Converted   (2)         (1)         -           2                       (1)
09/30/01    181         53          62          116                     412                     813,246     46,642
Open        2           2           -           26                      30
Closed      -           -           -           -                       -
Converted   (8)+1       -           -           8                       1
12/31/01    176         55          62          150                     443                     866,280     52,060
Open        -           -           -           1                       1
Closed      -           -           (4)         (2)                     (6)
Converted   -           -           -           -                       -
03/31/02    176         55          58          149                     438                     858,515     51,128
Open        2           1           -           -                       3
Closed      (2)         (1)         -           (5)                     (8)
Converted   -           -           -           -                       -
06/30/02    176         55          58          144         -           433                     859,939     51,794
Open        1           2           -           -           72          75
Closed      (1)         -           -           (3)         (5)         (9)
Converted   -           -           -           -           -           -
------------------------------------------------------------------------------------          -----------------------
09/30/02    176         57          58          141         67          499                     967,472     57,026
---------------------------------------------------------------------------------------------------------------------

* During the quarter, the Company closed 4 stores acquired from Se chain and 1 store reintegrated from Comprebem chain


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

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                   Page 9 of 13
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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

-----------------------------------------------------------------------------------------------------------------------------------
                                                 3rd Quarter                                   Accumulated 9 months
                                 -----------------------------------------   ------------------------------------------------------
Thousand R$                          2002           2001              %         2002                   2001               %
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales Revenue                 2,307,477      1,842,053          25.3%     6,564,677              5,727,509          14.6%

Cost of Goods Sold               (1,638,531)    (1,314,014)         24.7%    (4,695,977)            (4,132,475)         13.6%

Gross Profit                        668,946        528,039          26.7%     1,868,700              1,595,034          17.2%

Operating Expenses (Income)
   Selling Expenses                (383,459)      (311,379)         23.1%    (1,070,394)              (926,886)         15.5%
   General and Administrative       (94,041)       (67,904)         38.5%      (257,653)              (219,258)         17.5%

Total Operating Expenses           (477,500)      (379,283)         25.9%    (1,328,047)            (1,146,144)         15.9%

Earnings before interest,
taxes, depreciation and
amortization - EBITDA               191,446        148,756          28.7%       540,653                448,890          20.4%

Adjusted EBITDA*                    200,146        148,756          34.5%       549,353                455,929          20.5%

Depreciation                        (63,146)       (54,035)         16.9%      (188,819)              (159,097)         18.7%
Amortization of the
Deferred Assets                     (38,144)       (33,690)         13.2%       (94,774)               (76,825)         23.4%

Earnings before interest
and taxes - EBIT                     90,156         61,031          47.7%       257,060                212,968          20.7%

Taxes and Charges                   (16,609)       (11,452)         45.0%       (43,267)               (35,229)         22.8%

Financial Income                    132,371        104,578          26.6%       381,647                308,875          23.6%
Financial Expenses                 (170,390)      (113,125)         50.6%      (428,437)              (325,707)         31.5%
Currency Variation                   (4,477)        (4,477)          0.0%       (13,431)               (13,431)          0.0%
   Net Financial Income (Loss)      (42,496)       (13,024)        226.3%       (60,221)               (30,263)         99.0%
   ---------------------------
Equity Income                        (5,539)         5,525                       (5,266)                 5,525
Operating Results                    25,512         42,080         -39.4%       148,306                153,001          -3.1%

Non-Operating Results                 1,031            658          56.7%         2,586                  1,948          32.8%

Income Before Income Tax             26,543         42,738         -37.9%       150,892                154,949          -2.6%

Income Tax                            9,686           (841)                      (8,243)               (19,862)        -58.5%

-----------------------------------------------------------------------------------------------------------------------------------

Net Income                           36,229         41,897         -13.5%       142,649                135,087           5.6%

Net Income (Loss) per
1,000 shares                           0.32      0.37!Zero         -13.5%          1.26                   1.20           5.0%
                                                    Divide
N. of shares at the end of the
period (in thousand)            113,064,539    112,496,409           0.5%   113,064,539            112,496,409           0.5%

-----------------------------------------------------------------------------------------------------------------------------------

% of Net Sales

Gross Profit                          29.0%          28.7%                        28.5%                  27.8%

Total Operating Expenses             -20.7%         -20.6%                       -20.2%                 -20.0%
   Selling Expenses                  -16.6%         -16.9%                       -16.3%                 -16.2%
   General and Administrative         -4.1%          -3.7%                        -3.9%                  -3.8%

EBITDA                                 8.3%           8.1%                         8.2%                   7.8%

Adjusted EBITDA*                       8.7%           8.1%                         8.4%                   8.0%

Depreciation                          -2.7%          -2.9%                        -2.9%                  -2.8%
Amortization of the Deferred Assets   -1.7%          -1.9%                        -1.4%                  -1.3%

EBIT                                   3.9%           3.3%                         3.9%                   3.7%
Taxes and Charges                     -0.7%          -0.6%                        -0.7%                  -0.6%
Net Financial Income (Expense)        -1.8%          -0.7%                        -0.9%                  -0.5%

Income Before Income Tax               1.2%           2.3%                         2.3%                   2.7%

Income Tax                             0.4%           0.0%                        -0.1%                  -0.3%

Net Income (Loss)                      1.6%           2.3%                         2.2%                   2.4%

-----------------------------------------------------------------------------------------------------------------------------------

*Not considering R$ 8.7 million of extraordinary expenses with the acquisition of Se chain.


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

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                  Page 10 of 13
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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

----------------------------------------------------------------------------------------------------------------
           Thousand R$                           3rd Quarter/02         2nd Quarter/02         3rd Quarter/01
----------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets                                     3,152,361              3,422,175              2,224,171
  Cash and Banks                                      68,570                 91,661                 74,713
  Short-Term Investments                           1,055,682              1,318,102                507,086
  Credit                                           1,035,417              1,057,737                808,162
    Installment Sales                                237,544                267,883                336,447
    Post-Dated Checks                                 98,450                100,352                 89,569
    Credit Cards                                     545,993                558,618                342,157
    Tickets and others                               181,811                164,777                 86,532
    Allowance for Doubtful Accounts                  (28,381)               (33,893)               (46,543)
  Inventories                                        705,720                666,345                587,520
  Advances to suppliers and employees                  8,886                  9,310                 72,438
  Taxes recoverable                                  166,645                128,886                 85,507
  Others                                             111,441                150,134                 88,745

Long-Term Receivables                                498,362                467,774                322,137
  Deferred Income Tax                                125,655                120,294                 71,186
  Accounts Receivable                                270,525                251,473                168,428
  Other Credits                                      102,182                 96,007                 82,523

Permanent Assets                                   4,658,723              4,515,252              3,791,923
  Investments                                        374,061                262,163                113,563
  Properties and Equipment                         3,534,270              3,466,518              2,861,885
  Deferred Charges                                   750,392                786,571                816,475
    Goodwill                                         630,663                648,845                632,314
    Currency Variation                                 8,957                 13,434                 26,867
    Pre-operating expenses                           110,772                124,292                157,294

             TOTAL ASSETS                          8,309,446              8,405,201              6,338,231

LIABILITIES

Current Liabilities                                2,801,451              2,936,397              1,800,110
  Suppliers                                          773,910                711,009                551,108
  Financing*                                       1,792,426              1,715,048              1,032,658
  Payable on Purchase of Assets                        5,970                260,969                 50,635
  Debentures                                          16,606                 24,466                  1,486
  Taxes                                               51,451                 62,211                 19,525
  Salaries and Payroll
  Charges                                            118,364                111,484                 96,379
  Dividends                                             --                     --                     --
  Interest on own capital                               --                     --                   18,149
  Others                                              42,724                 51,210                 30,170

Long-Term Liabilities                              1,961,398              1,958,436              1,197,328
  Financing*                                         956,624              1,020,737                521,317
  Payable on Purchase of Assets                       15,122                 13,505                 29,899
  Debentures                                         110,636                122,668                130,550
  Income Tax and Taxes in Installments                13,208                 14,721                  1,331
  Provision for Income Tax                            60,908                 78,950                   --
  Provision for Contingencies                        804,900                707,855                514,231

Shareholder's Equity                               3,546,597              3,510,368              3,340,793
  Capital                                          2,747,364              2,747,364              2,244,136
  Capital Reserves                                   344,242                344,242                348,292
  Profit Reserves                                    454,991                418,762                748,365

             TOTAL LIABILITIES                     8,309,446              8,405,201              6,338,231

----------------------------------------------------------------------------------------------------------------

*CBD does not have exposure to the effects of the currency variations as since 1999 it has adopted swap mechanisms for CDI (Interbank rate) in its debt in foreign currency.


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


[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                  Page 11 of 13
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Net Sales Breakdown per Division - Consolidated
In thousand R$ - nominal (Corporate Law)

                        ---------------------------------------------------------------------    -------------
1st QUARTER                        2002               %             2001                %           Var.(%)
----------------------------------------------------------------------------------------------   -------------
Pao de Acucar                   692,806             32.2%          655,849             33.2%          06%
Extra                         1,000,951             46.6%          966,519             49.0%          04%
Barateiro                       375,307             17.5%          245,332             12.4%          53%
Eletro                           80,620              3.7%          105,362              5.4%        -23%
----------------------------------------------------------------------------------------------   -------------
CBD                           2,149,684            100.0%        1,973,062            100.0%          09%
----------------------------------------------------------------------------------------------   -------------
2nd QUARTER 2002                                 %                    2001          %               Var.(%)
----------------------------------------------------------------------------------------------   -------------
Pao de Acucar                   656,954             31.2%          647,247             33.8%           1.5%
Extra                         1,028,292             48.8%          932,552             48.8%          10.3%
Barateiro                       341,843             16.2%          243,146             12.7%          40.6%
Eletro                           80,427              3.8%           89,449              4.7%        -10.1%
----------------------------------------------------------------------------------------------   -------------
CBD                           2,107,516            100.0%        1,912,394            100.0%          10.2%
----------------------------------------------------------------------------------------------   -------------
3rd QUARTER 2002                                 %                    2001          %               Var.(%)
----------------------------------------------------------------------------------------------   -------------
Pao de Acucar                   671,028             29.1%          634,101             34.4%           5.8%
Extra                         1,010,198             43.8%          888,040             48.2%          13.8%
Barateiro                       359,596             15.6%          239,628             13.0%          50.1%
Eletro                           78,588              3.4%           80,284              4.4%        -2.1%
Se + Comprebem                  188,067              8.1%
----------------------------------------------------------------------------------------------   -------------
CBD                           2,307,477            100.0%        1,842,053            100.0%          25.3%
----------------------------------------------------------------------------------------------   -------------
ACCUMULATED 9 MONTHS               2002          %                    2001          %               Var.(%)
----------------------------------------------------------------------------------------------   -------------
Pao de Acucar                 2,020,788             30.7%        1,937,197             33.8%           4.3%
Extra                         3,039,441             46.3%        2,787,111             48.7%           9.1%
Barateiro                     1,076,746             16.4%          728,106             12.7%          47.9%
Eletro                          239,635              3.7%          275,095              4.8%        -12.9%
Se + Comprebem                  188,067              2.9%
----------------------------------------------------------------------------------------------   -------------
CBD                           6,564,677            100.0%        5,727,509            100.0%          14.6%
----------------------------------------------------------------------------------------------   -------------


Data per Division on September 30, 2002

                               ---------------------------------------------------------------------
                                        #               #                  #       Sales area (m2)
                                    Checkouts       Employees           Stores
                               ---------------------------------------------------------------------
Pao de Acucar                         2,216           14,593              176          220,103
Extra                                 2,887           18,774               57          438,092
Barateiro                             1,527            7,462              141          166,574
Eletro                                  179              777               58           39,000
Se + Comprebem                          956            5,538               67          103,703
----------------------------------------------------------------------------------------------------
Total Stores                          7,765           47,144              499          967,472
----------------------------------------------------------------------------------------------------
Headquarters                                           3,100
----------------------------------------------------------------------------------------------------
Loss prevention (security)                             3,378
----------------------------------------------------------------------------------------------------
Distribution Centers                                   3,404
----------------------------------------------------------------------------------------------------
CBD                                   7,765           57,026              499          967,472
----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                  Page 12 of 13
--------------------------------------------------------------------------------

Productivity Indexes*
In R$- nominal (Corporate Law)

Sales per m2/month
                                   -----------------------------------------    ---------------------------------------
                                       3Q/02          3Q/01        Var (%)        9M/02          9M/01        Var (%)
----------------------------------------------------------------------------    ---------------------------------------
Pao de Acucar                          1,025            970           5.7%        1,028            966           6.4%
Extra                                    782            730           7.1%          792            760           4.2%
Barateiro                                720            614          17.3%          696            624          11.5%
Eletro                                   672            648           3.7%          679            745        -8.9%
----------------------------------------------------------------------------    ---------------------------------------
CBD                                      827            772           7.1%          804            794           1.3%
----------------------------------------------------------------------------    ---------------------------------------

Sales per Employee/month
                                   -----------------------------------------    ---------------------------------------
                                       3Q/02          3Q/01        Var (%)        9M/02          9M/01        Var (%)
----------------------------------------------------------------------------    ---------------------------------------
Pao de Acucar                         15,560         14,924           4.3%       15,497         14,985           3.4%
Extra                                 17,749         16,790           5.7%       18,521         17,380           6.6%
Barateiro                             15,781         14,914           5.8%       14,900         15,034        -0.9%
Eletro                                23,454         20,095          16.7%       22,935         21,662           5.9%
----------------------------------------------------------------------------    ---------------------------------------
CBD                                   16,798         15,955           5.3%       16,891         16,327           3.5%
----------------------------------------------------------------------------    ---------------------------------------

Average Ticket
                                   -----------------------------------------    ---------------------------------------
                                       3Q/02          3Q/01        Var (%)        9M/02          9M/01        Var (%)
----------------------------------------------------------------------------    ---------------------------------------
Pao de Acucar                           17.8           16.9           5.3%         18.1           17.0           6.5%
Extra                                   35.5           34.4           3.2%         36.0           35.2           2.3%
Barateiro                               13.2           11.3          16.8%         13.3           11.4          16.7%
Eletro                                 275.9          249.1          10.8%        273.3          235.0          16.3%
----------------------------------------------------------------------------    ---------------------------------------
CBD                                     22.6           21.7           4.1%         23.0           22.2           3.6%
----------------------------------------------------------------------------    ---------------------------------------

Sales per Checkout/month
                                   -----------------------------------------    ---------------------------------------
                                       3Q/02          3Q/01        Var (%)        9M/02          9M/01        Var (%)
----------------------------------------------------------------------------    ---------------------------------------
Pao de Acucar                        101,722         94,286           7.9%      101,855         92,472          10.1%
Extra                                118,385        110,312           7.3%      119,651        113,150           5.7%
Barateiro                             78,182         62,079          25.9%       74,543         63,055          18.2%
Eletro                               146,347        140,637           4.1%      147,894        175,671        -15.8%
----------------------------------------------------------------------------    ---------------------------------------
CBD                                  104,579         95,903           9.0%      100,298         97,524           2.8%
----------------------------------------------------------------------------    ---------------------------------------

* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Observation: The productivity indexes does not include the Se and Comprebem chains.



Sales Breakdown (% of net sales)


                        ----------------------------------------------------------  ---------------------------------
                                                   2001                                            2002
                        ----------------------------------------------------------  ---------------------------------
                            1Q          2Q          3Q          4Q        Accum.        1Q          2Q          3Q
----------------------------------------------------------------------------------  ---------------------------------
Cash                      53.7%       53.5%       53.8%       53.4%       53.6%       53.5%       52.2%       53.8%
Credit Card               28.0%       28.7%       29.2%       30.4%       29.1%       31.1%       32.9%       31.6%
Food Voucher               6.1%        6.2%        6.4%        6.4%        6.3%        6.8%        6.6%        6.4%
Credit                    12.2%       11.6%       10.6%        9.8%       11.0%        8.6%        8.3%        8.2%
Post-Dated Checks          6.3%        6.7%        6.3%        5.6%        6.2%        5.2%        4.9%        5.1%
Installment Sales          5.9%        4.9%        4.3%        4.2%        4.8%        3.4%        3.4%        3.1%
----------------------------------------------------------------------------------  ---------------------------------


--------------------------------------------------------------------------------

[GRUPO LOGO]                                   Results of the 3rd quarter, 2002
                                                                  Page 13 of 13
--------------------------------------------------------------------------------

CONVERTIBLE DEBENTURES


Conversion of Debentures into Preferred Shares


------------------------------------------------------------------------------------
                         Common Shares      Preferred Shares      Total of Shares
                            (thousand)            (thousand)           (thousand)
------------------------------------------------------------------------------------
12/31/2000                 62,858,755            44,513,279          107,372,034
------------------------------------------------------------------------------------
  2nd issue                                           2,000
03/31/2001                 62,858,755            44,515,279          107,374,034
------------------------------------------------------------------------------------
  2nd issue                                       4,171,492
  4th issue                                           1,179
  Capital Increase            612,056               310,993
06/30/2001                 63,470,811            48,998,943          112,469,755
------------------------------------------------------------------------------------

09/30/2001                 63,470,811            48,998,943          112,469,755
------------------------------------------------------------------------------------
  Capital Increase                                  591,385*
12/31/2001                 63,470,811            49,590,328          113,061,139
------------------------------------------------------------------------------------

03/31/2002                 63,470,811            49,590,328          113,061,139
------------------------------------------------------------------------------------
  Capital Increase                                    3,400*
06/30/2002                 63,470,811            49,593,728          113,064,539
------------------------------------------------------------------------------------

09/30/2002                 63,470,811            49,593,728          113,064,539
------------------------------------------------------------------------------------
*stock option plan


------------------------------------------------------------------------------------------
COMPANHIA BRASILEIRA DE DISTRIBUICAO           |   THOMSON FINANCIAL INVESTOR RELATIONS
                                               |
Fernando Tracanella                            |   Doris Pompeu
Investor Relations Manager                     |   Tel: 55 (11) 3848 0887 ext. 208 Email:
Daniela Sabbag                                 |   doris.pompeu@thomsonir.com.br
Financial Analyst                              |
Tel: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677  |
Email: pa.relmerc@paodeacucar.com.br           |
------------------------------------------------------------------------------------------

                  Website: http://www.grupopaodeacucar.com.br

--------------------------------------------------------------------------------
The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                   SIGNATURES

              Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: October 29, 2002                By: /s/ Augusto Marques da Cruz Filho
                                         ---------------------------------------
                                      Name: Augusto Marques da Cruz Filho
                                      Title: Chief Financial Officer



                                      By: /s/ Aymar Giglio Junior
                                         ---------------------------------------
                                      Name: Aymar Giglio Junior
                                      Title: Investor Relations Officer